Filed by Goldcorp Inc.
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended

Subject Company: Wheaton River Minerals Ltd.
Commission File No. 333-121725
Date: February 10, 2005

NEWS RELEASE

GOLDCORP SHAREHOLDERS OVERWHELMINGLY SAY “YES”
TO WHEATON COMBINATION!

TORONTO, ONTARIO, FEBRUARY 10, 2005 — GOLDCORP INC. (NYSE:GG) (TSX:G) announced that the company’s shareholders have overwhelmingly voted in favour of the Wheaton River Minerals Ltd. transaction. At a shareholders’ meeting today, 77,129,100 shares voted in favour of the transaction, representing over 65% of the votes cast, and 41,317,030 shares voted against (a total of 118,871,053 shares were voted representing 62.57% of the shares of the company).

Rob McEwen, Chairman and CEO of Goldcorp, said, “We would like to thank our shareholders for approving the combination of Goldcorp and Wheaton River and making their voices heard in deciding the future of their company. Our ‘New Goldcorp’ will be the lowest-cost million-ounce gold producer in the world! With a low risk profile, world-class assets and an exceptional balance sheet, the New Goldcorp will be uniquely positioned in the gold industry. It is a great day for Goldcorp and Wheaton River; together we have exceptional people, world-class assets and a strong commitment to continue to grow shareholder value.”

“Today’s outcome proves once again that our shareholders are smart investors who recognize the inherent value in the Wheaton River transaction,” McEwen continued.

Ian Telfer, Chairman and CEO of Wheaton River, added, “All of us at Wheaton River are excited about the great opportunity ahead to be part of a new company with such a great future. I would like to thank all of our supporters who have stood by us. We look forward to an integrated ‘New Goldcorp’ with some of the best mines, the greatest shareholders and surely the best people in the world.”

The combination of Goldcorp and Wheaton River brings together two of the most successful CEO’s in the world of mining. Rob McEwen will become Chairman of the Board while Ian Telfer will be the Chief Executive Officer. Both McEwen and Telfer share the same vision for the future of the ‘New Goldcorp’, enhancing shareholder value!

Goldcorp Inc. — Press Release	Page 2

Tender of Wheaton River Shares To Take-Over Bid

Wheaton River Shareholders have until February 14, 2005 at 5:00 p.m. (Vancouver time), which is the expiry time, to tender their shares. The approval of the issuance of shares today by the Goldcorp Shareholders satisfies one of the conditions of the Wheaton River transaction.

Goldcorp’s Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury, positive Cash Flow and Earnings and pays a Dividend twelve times a year! GOLDCORP is UNHEDGED and currently withholds one-third of annual gold production in anticipation of higher gold prices. Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively, and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:	Corporate Office:

Ian J. Ball	145 King Street West
Investor Relations	Suite 2700
Telephone: (416) 865-0326	Toronto, Ontario
Toll Free: (800) 813-1412	M5H 1J8
Fax: (416) 361-5741	website: www.goldcorp.com
e-mail: info@goldcorp.com

FORWARD LOOKING STATEMENTS

Certain statements included in this document constitute ‘‘forward-looking statements’’ concerning the business, operations and financial performance and condition of Goldcorp. Such forward-looking statements, including, but not limited to, those with respect to the prices of gold, copper and silver, the timing and amount of estimated future production, costs of production, capital expenditures, reserves determination, costs and timing of the development of new deposits and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined and the future prices of gold, copper and silver. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Many of these factors are beyond the control of Goldcorp and its subsidiaries. Consequently, all of the forward looking statements made in this document are qualified by these cautionary statements and there can be no assurance that the expected results or developments anticipated by Goldcorp will be realized.

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed the following documents with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a take-over bid circular and (2) a notice of special meeting of Goldcorp shareholders and management information circular. Goldcorp has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a registration statement and prospectus and (2) a tender offer statement (which includes as an exhibit the notice of special meeting of Goldcorp shareholders and management information circular). Wheaton River has filed a directors’ circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Goldcorp’s offer. Glamis Gold Ltd. has filed a take over bid circular with Canadian securities regulatory

Goldcorp Inc. — Press Release	Page 3

authorities in connection with its offer to purchase all of the outstanding common shares of Goldcorp. Glamis has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Goldcorp: (1) a registration statement and prospectus and (2) tender offer statement. Goldcorp has filed a directors’ circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Glamis’ offer. Wheaton River investors and shareholders are strongly advised to read the Goldcorp registration statement and prospectus, the Goldcorp tender offer statement and the Wheaton River solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Goldcorp investors and shareholders are strongly advised to read the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular (which is included as an exhibit to Goldcorp’s tender offer statement) and the Goldcorp solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Investors and shareholders may obtain free copies of the documents described above at www.sedar.com or from the Securities and Exchange Commission’s website at www.sec.gov. Free copies of the following documents can also be obtained by directing a request to Goldcorp at the address referred to below: (1) the Goldcorp take-over bid circular, (2) the related letter of transmittal, (3) the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular, (4) the Goldcorp registration statement and prospectus, (5) the Goldcorp tender offer statement, (6) the Goldcorp directors’ circular, (7) the Wheaton River directors’ circular and (8) certain other documents.